CKX, Inc.
                               650 Madison Avenue
                            New York, New York 10022
                                 (212) 838-3100

BY FAX (202) 772-9202
---------------------
                                                          June 21, 2005
Max A. Webb, Esq.
Daniel H. Morris, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

           RE:      CKX, Inc.
                    Registration Statement on Form S-1 (File No. 333-123995) Acceleration Request

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, CKX, Inc. (the "Company") hereby requests the Securities and Exchange Commission (the "Commission") to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 3:00 P.M., Washington, D.C. time, on Tuesday, June 21, 2005 or as soon thereafter as practicable.

The Company hereby acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing. In addition, it would be appreciated if the Commission would advise our counsel, Alan I. Annex, Esq. (212-801-9323) or Michael L. Pflaum (212-801-6843), by telephone upon the Registration Statement becoming effective.

                                              Sincerely,

                                              CKX, Inc.

                                              /s/ Jason K. Horowitz
                                              -----------------------------
                                              Name:  Jason K. Horowitz
                                              Title: Senior Vice President